MULTISENSOR AI HOLDINGS, INC.

2105 West Cardinal Drive

Beaumont, Texas 77705

May 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	MultiSensor AI Holdings, Inc.

Registration Statement on Form S-1

File No. 333-278979

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, MultiSensor AI Holdings, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on May 13, 2024, or as soon thereafter as possible.

Very truly yours,

MultiSensor AI Holdings, Inc.

By: /s/ Peter Baird
Name: Peter Baird
Title: Chief Financial Officer